SUSAN STOOPS ANCARROW 804.697.1861 telephone 804.698.6015 facsimile susan.ancarrow@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 804.697.1200 telephone 804.697.1339 facsimile troutmansanders.com

August 27, 2009

BY EDGAR

Mr. Christian Windsor, Special Counsel

Mr. Michael Seaman, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	First Bankshares, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed August 17, 2009
File No. 000-53380

Dear Messrs. Windsor and Seaman:

       On behalf of our client, First Bankshares, Inc. (the Corporation), we are transmitting herewith for filing pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the Amendment) to the Corporation’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed by the Corporation on August 17, 2009 (the Revised Preliminary Proxy Statement), along with the Corporation’s responses to the comments raised by the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated August 26, 2009 (the Commission Comment Letter), addressed to Darrell G. Swanigan, President and Chief Executive Officer of the Corporation, relating to the Revised Preliminary Proxy Statement.

       For convenience of reference, each Staff comment is reprinted in italics as issued in the Commission Comment Letter, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Corporation. All page references in the Corporation’s responses are to pages in the Amendment.

ATLANTA        CHICAGO        HONG KONG        LONDON        NEW YORK        NEWARK        NORFOLK        ORANGE COUNTY

RALEIGH      RICHMOND      SAN DIEGO      SHANGHAI      TYSONS CORNER      VIRGINIA BEACH      WASHINGTON, DC

Mr. Christian Windsor

Mr. Michael Seaman

United States Securities and Exchange Commission

August 27, 2009

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

1.	Comment: Please update the proxy statement to reflect all the applicable changes made to the First Bankshares 10-Q/A for the period ended June 30, 2009 filed on August 21, 2009.

Response:

The Corporation acknowledges the Staff’s comment and has revised the disclosure under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIRST BANKSHARES—Three and Six Months Ended June 30, 2009 Compared to Three and Six Months Ended June 30, 2008” beginning on page 122 and in the notes to the unaudited historical financial statements of the Corporation on pages F-29 through F-32 of the Amendment to reflect all of the applicable changes made to the Corporation’s Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2009 filed on August 21, 2009.

2.	Comment: We note your response to prior comment 3 regarding projections that were provided to Xenith. Please revise the proxy statement to include all material non-public information provided by First Bankshares to Xenith or its affiliates. In particular, it appears that the preliminary and updated projected revenues, earnings and earnings per share for fiscal 2009 and the six month period ended June 30, 2009 may be material.

Response:

The Corporation acknowledges the Staff’s comment and has added a new section beginning on page 69 under the caption “Non-public Financial Projections Shared with Xenith Corporation,” as follows:

Non-public Financial Projections Shared with Xenith Corporation

As noted under “— Background of the Merger” above, in connection with its consideration of the merger, Xenith Corporation conducted a due diligence review of First Bankshares. The information that was provided to Xenith Corporation included First Bankshares’ internal budget for the 2009 fiscal year, which was prepared by First Bankshares management during January, 2009. The budget was prepared by First Bankshares management for internal use and for assistance in planning, capital allocation and other management decisions and contained certain financial projections for the 2009 fiscal year, which are summarized below.

Mr. Christian Windsor

Mr. Michael Seaman

United States Securities and Exchange Commission

August 27, 2009

The budget information provided below was not prepared with a view to public disclosure or compliance with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts and projections. In addition, the budget was based on numerous assumptions. Those assumptions that First Bankshares believes to be material are summarized below. The financial projections may not be realized and are subject to contingencies and uncertainties, many of which are beyond the control of First Bankshares and some of which are described under “RISK FACTORS” beginning on page 17 and “CAUTIONARY NOTICE ABOUT FORWARD-LOOKING STATEMENTS” beginning on page 35. Accordingly, the inclusion herein of the summary of the financial projections from the budget should not be interpreted as an indication that First Bankshares considers this information a reliable prediction of future results, and this information should not be relied upon for this purpose. Actual results may differ materially from those set forth below; for a discussion of some of the factors that could cause actual results to differ materially from those set forth below, see “CAUTIONARY NOTICE ABOUT FORWARD-LOOKING STATEMENTS” beginning on page 35. First Bankshares does not intend to make publicly available any update or other revision to these projections.

In light of the foregoing, and considering that the First Bankshares annual meeting will be held approximately nine months after the date the financial projections included below were prepared, as well as the uncertainties inherent in any budgeted or forecasted information, both First Bankshares shareholders and Xenith Corporation shareholders are cautioned not to rely on these projections. As of the date of this joint proxy statement, First Bankshares, based on its recently filed financial results for the three and six months ended June 30, 2009 contained in its Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2009, does not believe it will achieve the projections for the year ending December 31, 2009, as summarized below. First Bankshares’ results of operations for the six months ended June 30, 2009 were adversely affected by merger-related expenses, higher than projected provisions for loan losses, less than projected growth in loans, a special assessment by the FDIC and challenging economic conditions both in First Bankshares’ markets and nationally. Based on the adverse impact of the foregoing factors on First Bankshares’ results in the first half of 2009, First Bankshares does not believe its results for the year ending December 31, 2009 will meet the below projections shared with Xenith Corporation in the course of Xenith Corporation’s due diligence review of First Bankshares.

Mr. Christian Windsor

Mr. Michael Seaman

United States Securities and Exchange Commission

August 27, 2009

2009 First Bankshares Budget Projections	For the year ending December 31, 2009
Total Income	$10,196,375
Net Income	$494,631
Earnings Per Share (basic)	$0.22

The information shown above was prepared as of January, 2009 using assumptions then considered by First Bankshares management reasonably likely to be representative of market conditions for the entirety of 2009. Some of the more significant assumptions included assumptions regarding the net interest margin, loan and deposit growth, prepayment speeds in the loan and securities portfolios, growth in non-interest income and expense, the level of provisions for loan loss and the estimated tax rate. Interest rates and yields on the interest earning assets and interest bearing liabilities were assigned based upon the then-current pricing patterns and expected pricing trends. Asset and deposit growth projections were based upon the SuffolkFirst Bank business plan and compared to recent historical achievements. SuffolkFirst Bank’s past experience with prepayment speeds in its portfolios, as well as management’s knowledge of both local and national economic trends, were used to calculate the expected prepayments in the loan and securities portfolios. The provision for loan losses was based upon the then-current loan review analysis and projected loan growth. Estimated taxes were based upon the then-current tax rate adjusted for any then-known or anticipated tax law changes.

As noted in the Corporation’s prior response to the Staff’s prior comment 3, the Corporation provided to Xenith Corporation (Xenith) via computer server access copies of the Corporation’s preliminary 2009 budget (dated January 13, 2009) (the Preliminary Budget) and updated 2009 budget and related assumptions (dated January 14, 2009) (the Updated Budget). The Preliminary Budget and Updated Budget were prepared by the Corporation in the ordinary course of its business for its own internal purposes and were made available to Xenith as an incident to Xenith’s general business diligence in connection with the proposed merger. The Updated Budget does not reflect any material changes in budgeting assumptions or budget information as compared to the Preliminary Budget and was prepared one day after the date of the Preliminary Budget. As such, the Corporation respectfully submits that the differences between the Preliminary Budget and the Updated Budget are not material and that inclusion of information from the Preliminary Budget in the proxy statement in addition to the related information from the Updated Budget would be redundant and not meaningful to the shareholders of the Corporation or Xenith. Therefore, the Corporation has only included information from the Updated Budget in the new section discussed above.

Mr. Christian Windsor

Mr. Michael Seaman

United States Securities and Exchange Commission

August 27, 2009

The Corporation also respectfully submits that the information contained in the Updated Budget with respect to projections for the six month period ended June 30, 2009 no longer constitutes material non-public information in light of the fact the Corporation has already publicly disclosed its actual financial results for the six months ended June 30, 2009 in the Corporation’s Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2009 filed on August 21, 2009, and discloses those same results under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIRST BANKSHARES—Three and Six Months Ended June 30, 2009 Compared to Three and Six Months Ended June 30, 2008” beginning on page 122 and in the unaudited historical financial statements of the Corporation and the related notes on pages F-24 through F-32 of the Amendment. The Corporation believes that the relevance of any prior projections relating to the six months ended June 30, 2009 is eliminated by the Corporation’s publicly reported financial results for the six months ended June 30, 2009. Consequently, the Corporation respectfully requests that it be permitted to exclude any projections relating to the six months ended June 30, 2009 from the proxy statement.

The Corporation represents to the Staff that the information set forth under the caption “Non-public Financial Projections Shared with Xenith Corporation” constitutes all of the material non-public information provided by the Corporation to Xenith or its affiliates.

Please direct any questions to Darrell G. Swanigan (telephone: (757) 934-6385; fax: (757) 934-1888) or to the undersigned (telephone: (804) 697-1861; fax: (804) 698-6015).

Very truly yours,

/s/ Susan Stoops Ancarrow
Susan Stoops Ancarrow

cc:	Darrell G. Swanigan, First Bankshares, Inc.

Jacob A. Lutz, III, Esq.

[First Bankshares letterhead]

August 27, 2009

BY EDGAR

Mr. Christian Windsor, Special Counsel

Mr. Michael Seaman, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	First Bankshares, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed August 17, 2009
File No. 000-53380

Dear Messrs. Windsor and Seaman:

In connection with the response of First Bankshares, Inc. (the Corporation) to comments raised by the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated August 26, 2009 addressed to Darrell G. Swanigan, President and Chief Executive Officer of the Corporation, the Corporation acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIRST BANKSHARES, INC.

By:	/s/ Darrell G. Swanigan
Darrell G. Swanigan
President and Chief Executive Officer